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                       November 10, 2022

       Weiming Cui
       Chief Financial Officer, Secretary and Director
       Liaoning Shuiyun Qinghe Rice Industry Co., Ltd.
       No.3205-3209, South Building , No.3,
       Intelligence Industrial Park , No.39 Hulan West Road ,
       Baoshan District, Shanghai , China

                                                        Re: Liaoning Shuiyun
Qinghe Rice Industry Co., Ltd.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2022
                                                            File No. 000-30432

       Dear Weiming Cui:

              We issued comments on the above captioned filing on August 24, 2022. On September
       22, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction